Giovanni Caruso of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

November 9, 2009

Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:        China Ceramics Co., Ltd.
Amendment No. 3 to Registration Statement on Form F-4
Filed November 5, 2009
File No. 333-161557

Dear Ms. Long:

On behalf of our client, China Ceramics Co., Ltd., a company organized under the laws of the British Virgin Islands (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 4 to the Company’s Registration Statement on Form F-4 (the “Registration Statement”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with six marked courtesy copies of the Registration Statement and all annexes filed therewith.

The Registration Statement responds to the comments set forth in the Staff letter dated November 6, 2009 (the “Staff’s Letter”).

In order to facilitate your review of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Registration Statement as filed.

General

1.	Please file the final executed versions of the legal and tax opinions.

Executed versions of the legal opinions have been filed with the Registration Statement as Exhibits 5.1, 5.2 and 8.1 thereto.

Mr. Paul K. Kelly
China Ceramics Co., Ltd.
November 9, 2009

Summary, page 6

2.
We note your response to comment 7 in our letter dated November 3, 2009. Please also update your disclosure regarding the closing conditions in the Summary section on page 11. Disclose the date you expect to close the business combination transaction, and whether you expect that a definitive purchase agreement for the Gaoan production facility will be entered into prior to November 21, 2009. Please also provide appropriate risk factor disclosure relating to the Gaoan production facility closing condition.

The disclosure on pages 8, 11,12, 13, 43, 52, 56, 57, 59, 63, 69, 99, 102 and 104 has been revised in accordance with the Staff’s comment and a risk factor has been added to page 42.

Selected Unaudited Pro Forma Consolidated Financial Information, page 21

3.
We note your response to comment 13 in our letter dated November 3, 2009. In note (A) on pages 91 and 96, you indicate that upon their release from escrow, the shares will be recorded as an adjustment to China Ceramic’s basis in Hengda. Please clarify or revise here and elsewhere in the filing, accordingly.

The disclosure on pages 52, 84, 92 and 97 has been revised in accordance with the Staff’s comment.

Comparative Per Share Information, page 23

4.
We note your response to comment 14 in our letter dated November 3, 2009. It is still not clear where you have presented equivalent pro forma per share amounts for Success Winner. It also appears that your historical per share information for Success Winner does not reflect the fact that Success Winner had only one share outstanding. Please address the following:

•
The historical financial information provided in this table should be the same as the amounts included in the historical financial statements provided in the filing. Please revise the historical per share information to reflect the fact that Success Winner had only one share outstanding, which is consistent with this entity’s historical financial statements;

•
Please clearly present the equivalent pro forma per share amounts in the table, which should include the equivalent pro forma book value per share and equivalent pro forma income (loss) per share from continuing operations. As disclosed in note (11) on page 26, these equivalent pro forma per share amounts should be determined by multiplying the combined company pro forma earnings per share by the exchange ratio; and

Mr. Paul K. Kelly
China Ceramics Co., Ltd.
November 9, 2009

•
You present pro forma cash dividends per share amounts. Given that elsewhere in the filing, including on page 23, you state that you do not intend to pay cash dividends, it is not clear why you have presented pro forma cash dividends per share amounts. Please advise or revise as necessary.

Please refer to Instruction 1 to Item 3(f) of Part I.A of the Form F-4.

The disclosure on pages 25-27 has been revised in accordance with the Staff’s comment.

Risk Factors, page 28

China Ceramics, Success Winner and Stand Best each may be classified…, page 41

5.
We note your disclosure on pages 158 and 159 that non-PRC residents may be subject to 10% PRC income tax on dividends received from China Ceramics, as well as on any gain realized from the transfer of shares by such investors. Please revise the heading of this risk factor to disclose the possibility that investors may be responsible for paying PRC income taxes, and penalties for failure to pay PRC income tax. Please also expand your risk factor disclosure here and in the Summary section on page 17 regarding the potential penalties for failure to pay applicable PRC income tax.

The disclosure on pages 18 and 42 has been revised in accordance with the Staff’s comment.

Exhibit 8.1 — Opinion of Loeb & Loeb LLP

6.	We note your response to comment 39 in our letter dated November 3, 2009. Please have counsel delete the last sentence in the first paragraph on page 2 of its tax opinion as inappropriate.

The last sentence in the first paragraph of page 2 of the Loeb & Loeb LLP tax opinion has been deleted.

In addition, the Staff has issued an oral comment relating to the presentation filed by China Holdings Acquisition Corp. with the Commission on November 9, 2009.  The Staff advised that the disclosure in the presentation (i) should be consistent with the disclosure contained in the Registration Statement, and (ii) that any information contained in the presentation that is material to investors should be included in the Registration Statement.  Examples provided by the Staff included adding information relating to the acquisition of the Gaoan facility and making certain information contained slide entitled “Comparative Information vs. Peers” consistent with the Registration Statement.

In response, China Holdings Acquisition Corp. has added information related to the Gaoan facility to the slide entitled “Company Overview”, “Advanced Manufacturing Equipment and Technology”, and “Five Year Hengda Management Forecast”, deleted the slide entitled “Attractive Valuation (cont)” and deleted the column entitled “Enterprise Multiples – EBITDA” from the slide entitled “Comparative Information vs. Peers”.  With such changes, the Company and China Holdings Acquisition Corp. have indicated that the presentation does not contain any disclosures that are inconsistent with the disclosures contained in the Registration Statement and does not contain any information that is material to stockholders which is not contained in the Registration Statement.  China Holdings Acquisition Corp. will re-file the presentation with the Commission on a Current Report on Form 8-K on Tuesday, November 10, 2009.

Thank you for your time and attention to this filing.  Should you have any questions concerning any of the foregoing please contact me at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Mr. Paul K. Kelly
China Ceramics Co., Ltd.
November 9, 2009

cc:           Paul K. Kelly
China Ceramics Co., Ltd.